Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
Aeterna Zentaris Inc. (the “Company”)
c/o Stikeman Elliott LLP
1155 René-Lévesque Blvd. West
41st Floor
Montréal, Québec
H3B 3V2
Item 2   Date of Material Change
September 24, 2018.
Item 3   News Release
On September 25, 2018, the Company issued a news release indicating the material change, which was disseminated on the Globe Newswire news service.
Item 4   Summary of Material Change
On September 24, 2018, the Company appointed Leslie Auld as Chief Financial Officer.
Item 5.1  Full Description of Material Change
On September 24, 2018, the Company appointed Leslie Auld as Chief Financial Officer. Ms. Auld is replacing James Clavijo, who is leaving the Company to pursue other interests. Ms. Auld has over twenty-five years of accounting, finance and pharmaceutical industry experience, with increasingly senior roles at PricewaterhouseCoopers, Helix BioPharma Corp., Luminex Diagnostics (formerly TM BioScience Corp.), Attwell Capital Inc. (formerly Fralex Therapeutics) and GeneNews Limited. A Chartered Professional Accountant, Ms. Auld graduated with an Honours Bachelor of Science, Pharmacology & Toxicology from the University of Western Ontario, and has a Master of Business Administration degree from the University of Toronto.
Item 5.2  Disclosure for Restructuring Transactions
Not applicable.
Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7   Omitted Information
Not applicable.
Item 8   Executive Officer
Further information regarding the matter described in this report may be obtained from Michael V. Ward, Chief Executive Officer, at 843-900-3201 or IR@AEZSinc.com.
Item 9   Date of Report
October 2, 2018.